

May 8, 2012

By E-Mail

Steven Wolosky, Esq.
Olshan Grundman Frome Rosenzweig & Wolosky LLP
65 East 55th Street
New York, NY 10022

> **Re:** **USA Technologies, Inc.**
> **Soliciting Material filed under Rule 14a-12 by S.A.V.E. Partners et al.**
> **Filed on April 30, May 2 and 3, 2012**
> **File No. 1-33365**

Dear Mr. Wolosky:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendments to your filings and the information you provide in response to these comments, we may have additional comments.

Soliciting Material filed under Rule 14a-12

1. We note the following statements about the company's financial or operating performance:

   - "The share price of USAT has declined more than 45% in the past year."

   - "Since Stephen Herbert became President and COO in August 1999, the Company has accumulated net losses each fiscal year, totaling more than $175 million. During that time, the Company's stock price has declined over 99%."

   - "Mr. Herbert recently replaced George Jensen as CEO after it was discovered that Mr. Jensen posted over 450 inappropriate comments on a Yahoo! Message board, which led to an ongoing SEC investigation that has cost the Company $886,000 in severance payments and other expenses to date."

- "While the value of your investment was deteriorating, the Board voted to issue themselves stock, raising their own Board compensation by 35%."

- "The Board approved four securities offerings from March 2010 to March 2011, and shareholders have been diluted by over 43% in the past two years."

- One long-standing Board member, Douglas Lurio, has billed the Company over $2,300,000 through his small law firm during the past five fiscal years while collecting an additional $100,000 in Board fees during that time."

- "Many shareholders of the Company also appear to have this concern, as USAT's share price was down over 8.4% on a day when the NASDAQ Composite was generally positive. In contrast, USAT's share price increased 4.7% on the day the Company announced SAVE was seeking majority representation on the Board (a day when the NASDAQ Composite was otherwise down).

Please further describe your view of the issuer's financial and operating performance. Where you discuss declines in stock price over a period of time, please revise to include the actual stock prices to which you are referring. Please provide supplementally to us, and revise future filings to disclose, your support for any statements relating to the company's financial and market performance. In addition, to facilitate our review, where the bases are other documents, such as prior proxy statements, Forms 10-K and 10-Q, annual reports, analysts' reports and newspaper articles, provide either complete copies of the documents or sufficient pages of information so that we can assess the context of the information upon which you rely. Mark the supporting documents provided to identify the specific information relied upon.

SAVE has a business plan to improve the profitability of your Company

2. Please revise to clarify that the SAVE nominees' plans could change subject to their fiduciary duty to stockholders if elected.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each participant and filing person acknowledging that:

- the participant or filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the participant or filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3411. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Peggy Kim

Peggy Kim
Special Counsel
Office of Mergers & Acquisitions